SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

AER LINGUS PASSENGERS REFUSING TO PAY FUEL SURCHARGES

ONLY RYANAIR GUARANTEES NO FUEL SURCHARGES EVER

Ryanair, Europe’s largest low fares airline, today (Friday, 6th June 2008) renewed its guarantee of no fuel surcharges ever as Aer Lingus confirmed at its Annual General Meeting today that it is reducing capacity for the winter season on the routes on which it imposes fuel surcharges. Aer Lingus’ long haul load factors have been steadily falling, (8% in May and by 18% in April), as it struggles to find passengers willing to pay fuel surcharges of up to €100.

Ryanair’s 2006 offer for Aer Lingus guaranteed passengers lower fares and the removal of fuel surcharges, yet both fares and fuel surcharges at Aer Lingus have steadily increased since the offer lapsed. Aer Lingus this week announced its fifth fuel surcharge increase since Ryanair’s bid in October 2006, while Aer Lingus’ average fare rose 3% last year to €94.

Speaking today, Ryanair’s Lorna Farren said:

“Aer Lingus’ decision to cut capacity on its long haul routes confirms that it is struggling to find passengers willing to pay its rapacious fuel surcharges on US flights. Ryanair’s 2006 bid for Aer Lingus guaranteed the removal of fuel surcharges and lower fares for passengers, yet since the offer lapsed Aer Lingus’ management has done the opposite and continues to increase both its high fares and fuel surcharges.

“By way of an apology to passengers for Aer Lingus’ failure to reduce either its high fares or fuel surcharges, Ryanair is today giving away 2 million FREE seats, no taxes, no fees and no fuel surcharges on selected routes across Europe. We advise passengers to book immediately on www.ryanair.com , the only place to find low fare flights from Ireland.”

Ends.                              Friday, 6th June 2008

For further information:

Lorna Farren – Ryanair               Pauline McAlester – Murray Consultants
Tel: 00 353 1 812 1271              Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  6 June 2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director